

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 24, 2024

Erik Ostrowski
Interim Chief Executive Officer
AVROBIO, Inc.
100 Technology Square
Sixth Floor
Cambridge, MA 02139

>   **Re: AVROBIO, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed April 15, 2024**
>   **File No. 333-277048**

Dear Erik Ostrowski:

       We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 8, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-4

Risk Factors
Tectonic currently relies and expects to rely in the future on the use of manufacturing suites in third-party facilities..., page 146

1.   We note that Tectonic currently relies on WuXi Biologics (Hong Kong) Limited as the sole manufacturer of its supply of TX45 product candidate used in its clinical trials. Please tell us your consideration of whether the proposed BIOSECURE Act, if passed and enacted into law, may impact the combined company's business and operations, and if so, how. Include risk factor disclosure as appropriate.

The Merger
Background of the Merger, page 179

2.   We note your response to prior comment 5. Your description of the background of the Merger Agreement is still not sufficient to clearly explain the bases for all material terms of the Merger agreement that were negotiated through proposals and counter-proposals. Please further revise this section to explain the reason(s) why the various parties proposed and counter-proposed valuations for AVROBIO and Tectonic. Specifically:

- Clearly explain the material bases for the proposed valuations for AVROBIO. In this regard, you explain that proposed valuation amounts "includ[e] a targeted $65 million of net cash at closing," but you do not explain the reason(s) for proposed valuations in excess of the targeted net cash amount. To the extent that the parties ascribed value to AVROBIO in excess of its targeted ending net cash position based on AVROBIO's public company listing or for any other material reason, please so state.
- Explain the basis for the proposed valuations for Tectonic. In this regard, we note that the reason(s) why Tectonic proposed an initial valuation for Tectonic of $150 million in the Tectonic November 11, 2023 Proposal are unclear. It is similarly unclear why AVROBIO countered with a proposed valuation for Tectonic of $130 million on November 15, 2023 at the direction of the Transaction Committee, and why the parties ultimately agreed to the $140 million valuation for Tectonic proposed in the Tectonic November 21, 2023 proposal.

    Please contact Jenn Do at 202-551-3743 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Chris Edwards at 202-551-6761 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Adam Johnson